Exhibit 99.1

AMENDMENT TO ARRANGEMENT AGREEMENT

THIS AMENDMENT is made as of the 26th day of April, 2011,

BETWEEN:

NEW GOLD INC., a company existing under the laws of the Province of British Columbia
(“Purchaser”)

AND:

RICHFIELD VENTURES CORP., a corporation existing under the laws of the Province of British Columbia
(“Target”)

WHEREAS:

(A)  the parties to this Amendment are parties to that certain Arrangement Agreement, dated as of April 3, 2011 (the “Arrangement Agreement”);

(B)  pursuant to §8.1 of the Arrangement Agreement and Article 7 of the Plan of Arrangement attached as Schedule 1 of the Arrangement Agreement, the parties wish to amend the Arrangement Agreement and Plan of Arrangement as provided in this Amendment;

(C)  capitalized terms used herein and not otherwise defined will have the meanings given to them in the Arrangement Agreement;

THIS AMENDMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby mutually acknowledged), the parties hereto do hereby covenant and agree as follows:

ARTICLE 1

AMENDMENT

Plan of Arrangement

1.1  The Plan of Arrangement attached as Schedule 1 to the Arrangement Agreement is hereby deleted in its entirety and replaced with the revised form of Plan of Arrangement attached hereto as Schedule A.

ARTICLE 2

GENERAL

Governing Law

2.1  This Amendment will be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Person hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under or in relation to this Amendment.

Execution in Counterparts

2.2  This Amendment may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts collectively are to be conclusively deemed to be one instrument and receipt of a facsimile version of an executed signature page by a Person will constitute satisfactory evidence of execution of this Amendment by such Person.

References to Arrangement Agreement

2.3  After the date hereof, all references to the Arrangement Agreement will refer to the Arrangement Agreement as amended by this Amendment.

[Rest of Page Intentionally Left Blank]

Enurement and Assignment

2.4  This Amendment will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Amendment may not be assigned by any Person hereto without the prior written consent of the other Person hereto.

IN WITNESS WHEREOF the parties hereto have executed this Amendment as of the date first above written.

RICHFIELD VENTURES CORP.

Per:	“Susanne Bonn”
Name:	Susanne Bonn
Title:	Chief Financial Officer

Per:	“Peter Bernier”
Name:	Peter Bernier
Title:	Chief Executive Officer

NEW GOLD INC.

Per:	“Brian Penny”
Name:	Brian Penny
Title:	Executive Vice President,
Chief Financial Officer

Per:	“Robert Gallagher”
Name:	Robert Gallagher
Title:	President and Chief Executive Officer

SCHEDULE A

PLAN OF ARRANGEMENT

IN THE MATTER OF AN ARRANGEMENT among Richfield Ventures Corp. (“Target”) and the holders from time to time of the issued and outstanding common shares without par value in the capital of Target and the holders of options to acquire Target Shares, pursuant to Part 9, Division 5 of the Business Corporations Act (British Columbia), as amended.
ARTICLE 1
INTERPRETATION

1.1   In this Plan of Arrangement, unless the context otherwise requires, the following words and phrases will have the meanings hereinafter set out:

“Amalco” has the meaning given to it in §3.1(l);

“Arrangement” means the arrangement under Part 9, Division 5 of the BCBCA as described herein;

“Arrangement Agreement” means the agreement made as of April 3, 2011 between Purchaser and Target, as amended on April 26, 2011, entered into for the purpose of effecting this Arrangement and any amendment or variation thereof;

“Arrangement Resolution” means the special resolution approving the Arrangement Agreement and this Plan of Arrangement to be considered at the Target Meeting;

“BCBCA” means the Business Corporations Act (British Columbia) as now enacted and as amended from time to time;

“Business Day” means a day that is not a Saturday, Sunday or civic or statutory holiday, in British Columbia or Ontario;

“Canadian Resident” means a beneficial owner of Target Shares immediately prior to the Effective Date who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

“Cash Consideration” means $0.0001 for each Target Share;

“Court” means the Supreme Court of British Columbia;

“CRA” means the Canada Revenue Agency;

“Depositary” means Computershare Investor Services Inc.;

“Dissent Right” means the right of dissent and appraisal provided for in Article 5 hereto;

“Dissenting Shareholder” means a Target Shareholder who has exercised a Dissent Right and who is ultimately entitled to be paid the fair value of Target Shares held by such Target Shareholder;

“Effective Date” means the date agreed to by Target and Purchaser in writing as the effective date of the Arrangement after all of the conditions precedent to the completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived, and the Final Order has been granted by the Court;

“Effective Time” means 12:01 a.m. (Vancouver Time) on the Effective Date, or such other time agreed to by Target and Purchaser in writing;

“Eligible Holder” means: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

“Eligible Non-Resident” means a beneficial owner of Target Shares immediately prior to the Effective Date who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Target Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

“Encumbrance” means any encumbrance including any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Exchange Ratio” has the meaning given to it in §3.1(c);

“Fair Market Share Value” when applied to Target Shares, means the volume weighted average trading price of the Target Shares over the five trading days on the TSXV ending three Business Days before the Effective Date;

“Final Order” means the order of the Court approving the Arrangement, as such order may be amended at any time before the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Target Meeting, as the same may be amended;

“NYSE Amex” means the NYSE Amex Equities exchange;

“Plan of Arrangement” means this plan of arrangement as amended or supplemented from time to time;

“Purchaser” means New Gold Inc.;

“Purchaser Shares” means the common shares without par value in the authorized share structure of Purchaser;

“Registrar” means the Registrar of Companies under the BCBCA;

“Section 85 Election” will have the meaning ascribed thereto in §4.6;

“Shareholder Rights Plan” means the shareholder rights plan agreement between Target and Computershare Investor Services Inc. dated November 3, 2009;

“Stock Exchanges” means the TSX, TSXV and the NYSE Amex;

“Subco” means 0908910 B.C. Ltd., a direct wholly-owned subsidiary of Purchaser, or such other direct or indirect wholly-owned subsidiary of Purchaser, as determined by Purchaser;

“Tax Act” means the Income Tax Act (Canada), as amended;

“TSX” means The Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“Target” means Richfield Ventures Corp., a company existing under the laws of the Province of British Columbia;

“Target Meeting” means the special meeting of Target Shareholders to be held to consider the Arrangement Resolution, including any adjournment or adjournments thereof;

“Target Optionholders” means holders of Target Options;

“Target Securityholders” means Target Shareholders and Target Optionholders;

“Target Shareholders” means the holders from time to time of Target Shares;

“Target Share Option Plan” means the share option plan of Target dated August 26, 2009, as amended December 22, 2009, as ratified by Target Shareholders on December 10, 2009 and November 2, 2010;

“Target Shares” means the common shares without par value in the authorized share structure of Target;

“Target Option” means any option to acquire Target Shares that was granted under the Target Share Option Plan and is outstanding immediately before the Effective Date; and

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

1.2   In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a) the division of this Plan of Arrangement into Articles and Sections and the further division thereof and the insertion of headings and a table of contents are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement.  Unless otherwise indicated, any reference in this Plan of Arrangement to an Article, Section or the symbol §, or Schedule refers to the specified Article or Section of or Schedule to this Plan of Arrangement;

(b) the terms “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto and, unless otherwise indicated, a reference herein to a section is to the appropriate section of this Plan of Arrangement;

(c) words importing the singular number only will include the plural and vice versa, words importing the use of any gender will include all genders and words importing persons will include firms and corporations and vice versa;

(d) if any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day;

(e) the word “including” means “including, without limiting the generality of the foregoing”;

(f) a reference to a statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation, rule or policy made thereunder; and

(g) all references to cash or currency in this Plan of Arrangement are to Canadian dollars unless otherwise indicated.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1   This Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2   This Plan of Arrangement will become effective as at the Effective Time and will be binding without any further authorization, act or formality on the part of the Court, the Registrar, Purchaser, Subco, Target, and the Target Securityholders, from and after the Effective Time.

ARTICLE 3
ARRANGEMENT

3.1   At the Effective Time, subject to the provisions of Article 5 hereof, the following will occur and will be deemed to occur in the following order without any further act or formality:

(a)  the Shareholder Rights Plan will be terminated and the Rights thereunder cancelled without any further action or formality and for no consideration;

(b)  notwithstanding any vesting or exercise or other provisions to which a Target Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Target Share Option Plan)

(i)  each Target Option outstanding as at the Effective Time will, without further action by or on behalf of any Target Optionholders, be deemed to be fully vested and will be transferred by Target Optionholder to Target, free and clear of all Encumbrances, in exchange for a fraction of an Target Share determined in accordance with the following formula:

OP- EP
 OP

Where:

EP    = the exercise price applicable to such Target Option;

OP    = the per Target Share value of the consideration under the Plan of Arrangement, as determined using the Fair Market Share Value as of the Effective Date;

No certificates representing Target Shares will be issued to any Target Optionholders in connection with such exchange, provided that the name of the holder will be added to the register maintained by or on behalf of Target in respect of the Target Shares as the holder of the number of Target Shares so issued to the Target Optionholders;

(ii)  each Target Option exchanged by a Target Optionholder in accordance with the foregoing will, without any further action by or on behalf of such holder, be cancelled immediately following such exchange and the holder thereof will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to cancel such Target Options in accordance with this §3.1(b)(ii);

(iii)  each Target Optionholder will cease to be the holder thereof and will cease to have any rights as a holder of such Target Option or under the Target Share Option Plan, the name of such holder will be removed from the register maintained by or on behalf of Target in respect of Target Options as of the Effective Time, and all option agreements, grants and similar instruments relating to such Target Option will be cancelled; and

(iv)  the Target Share Option Plan will be terminated;

(c)  each of the issued and outstanding Target Shares, other than those held by Dissenting Shareholders, will be deemed to be acquired by Purchaser, free and clear of any Encumbrances, in exchange for the Cash Consideration and 0.9217 Purchaser Shares (the “Exchange Ratio”), provided that the aggregate number of Purchaser Shares payable to any Target Shareholder, if calculated to include a fraction of a Purchaser Share, will be rounded down to the nearest whole Purchaser Share, with no consideration being paid for the fractional share;

(d)  any Cash Consideration owing to a former holder of Target Shares will be rounded up to the next whole cent;

(e)  each Target Shareholder will be deemed to have transferred such Target Shares held by him to Purchaser, and the Purchaser Shares and Cash Consideration to be paid by the Purchaser to the Target Shareholder will be deemed to be paid in exchange therefor;

(f)  each Target Shareholder will cease to be a holder of Target Shares and the name of each Target Shareholder will be removed from the central securities register of Target as of the Effective Date;

(g)  each Target Shareholder will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out the Arrangement;

(h)  Purchaser will be and will be deemed to be the transferee of all Target Shares, free and clear of any Encumbrances, and will be entered in the central securities register of Target as the holder of such Target Shares as of the Effective Date;

(i)  each Target Share held by the Purchaser, including the Target Shares acquired pursuant to §3.1(c) hereof, will be transferred to Subco in consideration of the issue by Subco to the Purchaser of one common share of Subco for each Target Share so transferred;

(j)  the stated capital in respect of the Target Shares will be reduced to $1.00 without any repayment of capital in respect thereof;

(k)  Target will file an election with the CRA to cease to be a public corporation for the purposes of the Tax Act; and

(l)  Target and Subco will amalgamate to form one corporate entity (“Amalco”) with the same effect as if they had amalgamated under Section 273 of the BCBCA such that:

(i)  Purchaser will receive on the amalgamation one Amalco common share in exchange for each Subco common share previously held, and all of the issued and outstanding the Target Shares will be cancelled without any repayment of capital in respect thereof;

(ii)  the stated capital of the common shares of Amalco will be an amount equal to the paid up capital, as that term is defined in the Tax Act, attributable to the common shares of Subco immediately prior to the amalgamation;

(iii)  Amalco will own and hold all of the property of Target and Subco and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such amalgamation, and all liabilities and obligations of Target and Subco, whether arising  by contract or otherwise, may be enforced against Amalco to the same extent as if such liabilities and obligations had been incurred or contracted by it;

(iv)  Amalco will be liable for all of the liabilities and obligations of Target and Subco;

(v)  all rights, contracts, permits and interests of Target and Subco will be rights, contracts, permits and interests of Amalco as if Target and Subco continued and, for greater certainty, the amalgamation will not constitute a transfer or assignment of the rights or obligations of either of Target or Subco under any such rights, contracts, permits and interests;

(vi)  any existing cause of action, claim or liability to prosecution will be unaffected;

(vii)  any civil, criminal or administrative action or proceeding pending by or against either Subco or Target will be continued by or against Amalco; and

(viii)  a conviction against, or ruling, order or judgment in favour of or against either Subco or Target may be enforced by or against Amalco.

3.2  Notwithstanding that the transactions or events set out in §3.1 may occur or be deemed to occur in the order therein set out without any further act or formality, each of Target, Subco and Purchaser agree to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required by it in order to further document or evidence any of the transactions or events set out in §3.1 including, without limitation, any resolution of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares, any receipt therefor and any necessary additions to or deletions from share registers and transfer of the Assets.

3.3  No fractional Target Shares or Purchaser Shares will be issued to any person pursuant to this Plan of Arrangement. The number of Target Shares or Purchaser Shares to be issued to any person pursuant to this Plan of Arrangement will be rounded down to the nearest whole Target Share or Purchaser Share, as applicable, with no consideration being paid for the fractional share.

ARTICLE 4
CERTIFICATES

4.1  After the Effective date, certificates formerly representing Target Shares which are held by a Target Shareholder will, except for Target Shares held by Dissenting Shareholders, represent only the right to receive certificates representing Purchaser Shares and the Cash Consideration, all in accordance with the terms of the Arrangement.

4.2  No dividends or other distributions declared or made after the Effective Date with respect to the Purchaser Shares with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates for Target Shares which, immediately before the Effective Date, represented outstanding Target Shares and will not be payable until the surrender of certificates for Target Shares for exchange for Purchaser Shares in accordance with the terms of this Plan of Arrangement.

4.3  As soon as reasonably practicable after the Effective Date, the Depositary will forward to each Target Shareholder, at the address of such Target Shareholder as it appears on the appropriate register for such securities, a letter of transmittal (a “Transmittal Letter”) and instructions for obtaining delivery of the certificate or certificates representing the Purchaser Shares allotted and issued to such holder pursuant to the Arrangement.  Target Shareholders may take delivery of the certificate or certificates representing the Purchaser Shares allotted and issued to them by delivering the certificates representing Target Shares formerly held by them to the Depositary at the offices indicated in the Transmittal Letter.  Such certificates must be accompanied by a duly completed Transmittal Letter, together with such other documents as the Depositary may require.  Certificates representing the Purchaser Shares issued to such Target Shareholder will be registered in such name or names and delivered to such address or addresses as such Target Shareholder may direct in such Transmittal Letter as soon as reasonably practicable after receipt by the Depositary of the required certificates and documents.

4.4  Any certificate which immediately before the Effective Date represented outstanding Target Shares and which has not been surrendered, with all other instruments required by this Article 4, on or before the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Target, Amalco, Purchaser or the Depositary.

4.5  In the event any certificate, which immediately before the Effective Time represented one or more outstanding Target Shares that were exchanged pursuant to §3.1, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Purchaser Shares, deliverable in accordance with such holder’s Transmittal Letter. When authorizing such issuances or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Purchaser Shares and cash, as applicable, are or is to be issued or delivered will, as a condition precedent to the issuance or payment thereof, give a bond satisfactory to Purchaser and its transfer agent in such sum as Purchaser may direct or otherwise indemnify Purchaser in a manner satisfactory to them, against any Claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.6  An Eligible Holder whose Target Shares are exchanged for the Consideration pursuant to the Arrangement will be entitled to make a joint income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by Purchaser, within 90 days after the Effective Date, duly completed with the details of the number of Target Shares transferred and the applicable agreed amounts for the purposes of such joint elections. The Purchaser will, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder, for filing with the CRA (or the applicable provincial tax authority). Neither Target, Purchaser nor any successor corporation will be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, the Purchaser or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

4.7  Upon receipt of a Transmittal Letter in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, the Purchaser will promptly deliver a tax instruction letter (and a tax instruction letter for any analogous provision of provincial income tax law, if applicable), together with the relevant tax election forms (including the analogous provincial tax election forms, if applicable), partially completed with such information as pertains to the Purchaser, to the Eligible Holder.

ARTICLE 5
RIGHTS OF DISSENT

5.1  Notwithstanding §3.1, holders of Target Shares may exercise rights of dissent (the “Dissent Right”) in connection with the Arrangement pursuant to the Interim Order and in  the manner set forth in sections 242 to 247 of the BCBCA (collectively, the “Dissent Procedures”).

5.2  Target Shareholders who duly exercise Dissent Rights with respect to their Target Shares (“Dissenting Shares”) and who:

(a)  are ultimately entitled to be paid fair value for their Dissenting Shares will be deemed to have transferred their Dissenting Shares to Purchaser free and clear of all Encumbrances immediately before the Effective Date; or

(b)  for any reason are ultimately not entitled to be paid for their Dissenting Shares, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Target Shareholder and will receive Purchaser Shares and the Cash Consideration on the same basis as every other non-dissenting Target Shareholder;

but in no case will Target or Amalco be required to recognize such persons as holding Target Shares on or after the Effective Date.

5.3  If a Target Shareholder exercises the Dissent Right, Purchaser will on the Effective Date set aside (i) a number of Purchaser Shares and (ii) the Cash Consideration, which is attributable under the Arrangement to the Target Shares for which Dissent Rights have been exercised.  If the dissenting Target Shareholder is ultimately not entitled to be paid for their Dissenting Shares, they will be deemed to have participated in the Arrangement on the same basis as the non-dissenting Target Shareholders and Purchaser will distribute to such Target Shareholder the Purchaser Shares and the Cash Consideration that the Target Shareholder is entitled to receive pursuant to the terms of the Arrangement.  If a Target Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, Purchaser will pay the amount to be paid in respect of the Dissenting Shares.

ARTICLE 6
EFFECT OF THE ARRANGEMENT

6.1  Purchaser, Target and the Depositary will be entitled to deduct and withhold from any consideration payable to any holder of Target Options, Target Warrants or Target Shares, such amounts as Purchaser, Target or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the options, warrants or shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. The Depositary is hereby authorized, as agent for the holder of Target Shares, to sell or otherwise dispose of such portion of the consideration, including Purchaser Shares, as is necessary to provide sufficient funds to Purchaser, Target or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and Purchaser, Target or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

ARTICLE 7
AMENDMENTS

7.1  Purchaser and Target reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time before the Effective Date, provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court.

7.2  Save and except as may be otherwise provided in the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Purchaser and Target at any time before the Target Meeting with or without any other prior notice or communication to Target Shareholders, and if so proposed and accepted by Target Shareholders voting at the Target Meeting, will become part of this Plan of Arrangement for all purposes.  Subject to §7.3, if such amendment, modification or supplement is made following the Target Meeting, it will be approved by the Court and, if required by the Court, communicated to the Target Shareholders, and will become part of the Arrangement upon completion of all the conditions required in the Court approval.

7.3  Any amendment, modification or supplement to this Plan of Arrangement may be made by Purchaser and Target without approval of the Target Shareholders provided that it concerns a matter which, in the reasonable opinion of Purchaser and Target, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Target Shareholders.

ARTICLE 8
TERMINATION

8.1  This Plan of Arrangement will automatically terminate and be of no further force and effect upon the termination of the Arrangement Agreement in accordance with its terms.